

TOR Minerals International Reports Fourth Quarter and Year-end 2011 Financial Results

Posts Record Revenue and Net Income

CORPUS CHRISTI, Texas, February 23, 2012 – TOR Minerals International (Nasdaq: TORM), producer of synthetic titanium dioxide and color pigments, specialty aluminas, and other high performance mineral fillers, today announced its financial results for the fourth quarter and year ended December 31, 2011. Highlights for the fourth quarter and year end 2011 as compared to the fourth quarter and year end 2010 included:

- 4Q11 net sales increased 10% to $9.5 million
- 4Q11 diluted net of income available to common shareholders increased 13% to $1.1 million
- 4Q11 diluted earnings per common share: $0.35 was unchanged quarter over quarter
- Net sales for the year ended December 31, 2011 increased 32% to $41.0 million
- Diluted net income available to common shareholders for the year ended December 31, 2011 increased 69% to $3.9 million
- Diluted EPS for the year ended December 31, 2011: $1.21 versus Diluted earnings per common shares for the year ended December 31, 2010: $0.83

Revenue by Product Group (in ,000's)	4Q11	4Q10	% Change	YE2011	YE2010	% Change
TiO2 Pigments	$ 3,807	$ 3,390	12.3%	$ 18,998	$ 12,595	50.8%
Specialty Aluminas	4,431	4,427	4.8%	17,461	14,242	22.6%
Other	1,308	1,072	22.0%	4,562	4,179	9.2%
Total	**$ 9,546**	**$ 8,889**	**9.9%**	**$ 41,021**	**$ 31,016**	**32.3%**

Net sales increased 10% during the fourth quarter of 2011 due to increases in the Company's primary product categories. Sales of titanium dioxide (TiO2) color pigments, which include HITOX® and TIOPREM® products, increased 12% to $3.8 million. As expected, declines in Asian and South American markets were more than offset by price increases and continued volume growth in North America. Sales of specialty alumina, which includes the ALUPREM®, HALTEX® and OPTILOAD® product groups, grew 5% during the fourth quarter of 2011.

Commenting on sales trends, Dr. Olaf Karasch, Chief Executive Officer, said, "While the pace of growth slowed during the fourth quarter due to the return to normal seasonal order trends, revenue reached record levels during 2011. Overall, during 2011 we continued to experience strong growth in sales, as our new customers are realizing the value added characteristics of our niche specialty mineral products. During 2011, we sold out of specialty alumina capacity and completed an expansion that doubled our production capabilities. This new capacity came on line during the fourth quarter and, so long as market conditions continue to remain favorable, we expect specialty alumina sales to continue double-digit growth during 2012. As we expected, pigment sales were negatively affected by increased competitive pricing pressure from Chinese-based commodity TiO2 producers. However, order volumes have accelerated during the first six weeks of fiscal 2012, particularly in North America, which is our largest market for TiO2 pigments. Pigment volumes are being positively affected as several new customers have reformulated with our pigments and are transitioning from sample to production order quantities. In addition, increased TiO2 color pigment pricing is contributing more to our revenue growth."

Margin Table	4Q11	4Q10	Change	YE2011	YE2010	Change
Gross Margin	26.4%	25.3%	+ 110 basis points	22.7%	21.8%	+ 90 basis points
Operating Margin	11.8%	12.6%	- 80 basis points	10.7%	9.0%	+ 170 basis points
Net Margin	11.7%	11.5%	+ 20 basis points	9.4%	7.4%	+ 200 basis points

 * Each basis point represents .01%

During the fourth quarter of 2011, favorable trends in pricing, product mix and sales volumes more than offset increased raw material and energy costs. As a result, gross margin improved 110 basis points year over year to 26.4% of sales. Operating income increased to $1.1 million, or 11.8% of sales, compared to operating income of $1.0 million, or 12.6% of sales, reported in during the same period a year ago.

"We saw the favorable effects of increased pricing in our TiO2 pigment business during the fourth quarter and posted our overall highest quarterly gross margin in almost a decade. In addition, we continued to benefit from the earnings leverage in our business model and posted our third year of improvement in net margin," said Dr. Karasch.

"We have averaged 30% growth in our revenues for each of the last two years, much faster than the typical markets in which we compete and our targeted rates of 15% to 20%. We enter 2012 with strong momentum in all of our product groups and we believe we are well positioned entering into 2012. This includes customer demand to utilize a significant portion of our expanded alumina plant capacity and we expect favorable pricing and volume trends to continue in our TiO2 business," said Dr. Karasch.

TOR Minerals will host a conference call at 4:00 p.m. Central Time on February 23, 2012, to further discuss fourth quarter and year end results. The call will be simultaneously Webcast, and can be accessed via the News section on the Company's website, www.torminerals.com. Interested parties may also access the conference call via telephone by dialing 877-407-8033 and referring to conference ID # 388152.

Headquartered in Corpus Christi, Texas, TOR Minerals International is a global manufacturer and marketer of specialty mineral and pigment products for high performance applications with manufacturing and regional offices located in the United States, Netherlands and Malaysia.

This statement provides forward-looking information as that term is defined in the Private Securities Litigation Reform Act of 1995, and, therefore, is subject to certain risks and uncertainties. There can be no assurance that the actual results, business conditions, business developments, losses and contingencies and local and foreign factors will not differ materially from those suggested in the forward-looking statements as a result of various factors, including market conditions, general economic conditions, including the present slowdown in U.S. construction and the risks of a general business slow down or recession, the increasing cost of energy, raw materials and labor, competition, the receptivity of the markets for our anticipated new products, advances in technology, changes in foreign currency rates, freight price increase, commodity price increases, delays in delivery of required equipment and other factors.

Contact for Further Information
Dave Mossberg,
Three Part Advisors, LLC
817 310-0051

TOR Minerals International, Inc. and Subsidiaries
Consolidated Income Statement
(In thousands, except per share amounts)

	(Unaudited) Three Months Ended December 31, 2011	(Unaudited) Three Months Ended December 31, 2010	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010
NET SALES	**$ 9,546**	**$ 8,689**	**$ 41,021**	**$ 31,016**
Cost of sales	7,024	6,493	31,727	24,258
GROSS MARGIN	**2,522**	**2,196**	**9,294**	**6,758**
Technical services and research and development	81	70	287	254
General, administrative and selling expenses	1,317	1,035	4,639	3,701
Loss on disposal of assets	(1)	-	(1)	-
OPERATING INCOME	**1,125**	**1,091**	**4,369**	**2,803**
OTHER INCOME (EXPENSE):				
Interest expense	(135)	(96)	(471)	(439)
Loss on foreign currency exchange rate	(29)	(13)	(23)	(60)
Other, net	2	-	9	-
INCOME BEFORE INCOME TAX	**963**	**982**	**3,884**	**2,304**
Income tax (benefit) expense	(150)	(16)	48	16
NET INCOME	**$ 1,113**	**$ 998**	**$ 3,836**	**$ 2,288**
Less: Preferred Stock Dividends	1	15	16	60
Basic Income Available to Common Shareholders	**$ 1,112**	**$ 983**	**$ 3,820**	**$ 2,228**
Plus: 6% Convertible Debenture Interest Expense	21	23	87	90
Plus: Preferred Stock Dividends	1	-	16	-
Diluted Income Available to Common Shareholders	**$ 1,134**	**$ 1,006**	**$ 3,923**	**$ 2,318**
Income per common share:				
Basic	$ 0.51	$ 0.51	$ 1.84	$ 1.17
Diluted	$ 0.35	$ 0.35	$ 1.21	$ 0.83
Weighted average common shares outstanding:				
Basic	2,160	1,921	2,079	1,904
Diluted	3,239	2,892	3,235	2,785

TOR Minerals International, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

		December 31,		
		2011		**2010**
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	3,381	$	2,559
Trade accounts receivable, net		4,921		3,888
Inventories		18,673		11,021
Other current assets		832		728
Total current assets		27,807		18,196
PROPERTY, PLANT AND EQUIPMENT, net		20,138		18,952
OTHER ASSETS		22		23
Total Assets	$	**47,967**	$	**37,171**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	3,222	$	2,544
Accrued expenses		1,754		1,436
Notes payable under lines of credit		2,886		783
Export credit refinancing facility		1,254		264
Current deferred tax liability		46		64
Current maturities - capital leases		28		46
Current maturities of long-term debt – financial institutions		813		533
Current maturities - convertible debentures		91		-
Total current liabilities		10,094		5,670
LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES				
Capital leases		34		18
Long-term debt – financial institutions		2,668		2,847
Long-term debt – convertible debentures, net		1,127		1,176
DEFERRED TAX LIABILITY		619		582
Total liabilities		14,542		10,293
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY:				
Series A 6% convertible preferred stock $.01 par value: authorized, 5,000 shares; 200 shares issued and outstanding at 12/31/2010.		-		2
Common stock $.25 par value: authorized, 6,000 shares; 2,079 and 1,934 shares issued and outstanding at 12/31/2011 and 12/31/2010, respectively		2,999		2,416
Additional paid-in capital		28,222		25,363
Accumulated deficit		(1,759)		(5,579)
Accumulated other comprehensive income:				
Cumulative translation adjustment		3,963		4,676
Total shareholders' equity		33,425		26,878
Total Liabilities and Shareholders' Equity	$	**47,967**	$	**37,171**

TOR Minerals International, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2011	**2010**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 3,836	$ 2,288
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,078	1,903
Gain on disposal of assets	(1)	-
Share-based compensation	59	91
Warrant interest expense	67	70
Deferred income tax (benefit) expense	(9)	9
Provision for bad debts	-	23
Changes in working capital:		
Trade accounts receivables	(1,081)	(545)
Inventories	(7,845)	(1,449)
Other current assets	(116)	(179)
Accounts payable and accrued expenses	1,094	1,457
Net cash (used in) provided by operating activities	(1,918)	3,668
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property, plant and equipment	(3,535)	(1,645)
Proceeds from sales of property, plant and equipment	2	18
Net cash used in investing activities	(3,533)	(1,627)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from (payments on) lines of credit	2,087	(2,449)
Net proceeds from (payments on) export credit refinancing facility	997	264
Proceeds from capital lease	11	19
Payments on capital lease	(11)	(137)
Proceeds from long-term bank debt	972	2,000
Payments on long-term bank debt	(790)	(470)
Proceeds from convertible debentures	-	-
Loan origination costs	-	33
Proceeds from the issuance of common stock, and exercise of common stock options	3,356	96
Preferred stock dividends paid	(31)	(60)
Net cash provided by (used in) financing activities	6,591	(704)
Effect of exchange rate fluctuations on cash and cash equivalents	(318)	220
Net increase in cash and cash equivalents	822	1,557
Cash and cash equivalents at beginning of year	2,559	1,002
Cash and cash equivalents at end of year	$ 3,381	$ 2,559
Supplemental cash flow disclosures:		
Interest paid	$ 471	$ 439
Income taxes paid	$ 7	$ 7
Non-cash financing activities		
Conversion of debenture	$ 25	$ 25